Exhibit 99.1

GOLD ROYALTY ReportS SeCond Quarter 2023 Financial and Operating Results

Vancouver, British Columbia – August 10, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three months and six months ended June 30, 2023. The Company will be hosting an Investor Webcast to discuss these results and update on Friday, August 11 at 10:00 AM EDT. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “We have maintained our 2023 financial guidance and are encouraged by the expected near-term organic cash flow growth of our portfolio with assets such as Cote and Odyssey on the cusp of entering and ramping up production. Our team has continued to execute our growth strategy in a disciplined manner, having recently announced the agreement to acquire the Cozamin royalty while simultaneously achieving a 30% decrease in quarterly cash operating expenses year over year. We expect a strong second half of 2023 with increased production from Canadian Malartic, initial revenues from Cozamin, and Cote nearing completion of construction.”

Highlights for the three and six months ended June 30, 2023, include:

●	Adjusted Net Loss Per Share* for the second quarter of 2023 was unchanged at $0.02 per share compared to the comparative period as lower Total Revenue and Land Agreement Proceeds in the second quarter 2023 were partially offset by an over 30% decrease in Cash Operating Expenses.

●	Total Revenue and Land Agreement Proceeds* in the second quarter were lower than expected primarily due to resequencing of production at the Barnat Pit at Canadian Malartic. Full year Total Revenue and Land Agreement Proceeds* guidance of $5.5 million to $6.5 million is maintained as the shortfall in revenue from Canadian Malartic is expected to be substantially recovered in the second half of the year.

●	On July 31, 2023, the Company announced it has entered into an agreement to acquire a 1% royalty on portions of the’ producing Cozamin copper-silver mine in Mexico operated by Capstone Copper Corp. Completion of the transaction is subject to customary closing conditions.

●	The Company generated two new royalties through the royalty generator model and has now created 37 royalties through the royalty generator model since 2021.

*Adjusted Net Loss Per Share, Total Revenue and Land Agreement Proceeds and Cash Operating Expenses are non-IFRS measures and should not be considered in isolation or as a substitute for analysis of the Company’s results under IFRS. See “Non-IFRS Measures” below for further information.

The following table sets forth selected financial information for the three and six months ended June 30, 2023:

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Revenue	468	1,907	1,235	2,545
Net loss	(2,496)	(3,438)	(5,579)	(5,826)
Net loss per share, basic and diluted	(0.02)	(0.03)	(0.04)	(0.05)
Dividends declared per share	0.01	0.01	0.02	0.01
Cash used in operating activities	(1,337)	(4,205)	(3,398)	(11,821)
Non-IFRS and Other Measures
Total Revenue and Land Agreement Proceeds*	557	2,024	2,527	3,783
Cash Operating Expenses*	(1,822)	(2,618)	(4,345)	(6,383)
Adjusted Net Loss*	(2,487)	(2,036)	(3,805)	(4,184)
Adjusted Net Loss Per Share, basic and diluted*	(0.02)	(0.02)	(0.03)	(0.03)
Total gold equivalent ounces (“GEOs”)*	237	1,031	639	1,376

* See Non-IFRS Measures below.

For further detailed information, please refer to the Company’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis, for the three and six months ended June 30, 2023, copies of which are available under the Company’s profile at www.sedar.com and www.sec.gov.

Outlook

Management currently believes the Company is on track to meet its previously disclosed forecast of $5.5 million and $6.5 million in total revenues and land agreement proceeds in 2023 based on the production guidance published to date by the operators of the properties underlying the ‘Company’s interests, a forecasted gold price ranging from $1,700 to $2,000 per ounce and expected payments from land agreements. The Company expects to incur $7.0 to $8.0 million in recurring cash operating expenses in 2023 (forecasted operating expenses, excluding transaction-related and other non-recurring expenses) which remains unchanged as well. The Company currently expects that it will generate positive net operating cash flow in 2024 (forecasted operating cash flow before movement in non-cash working capital adjusted for land agreement proceed credited against mineral properties) when select key growth projects are expected to ramp up in production, including the long-life cornerstone mines at Côté and Odyssey.

The foregoing projected outlook constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws and is intended to provide information about management’s current expectations for the Company’s 2023 fiscal year. Although considered reasonable as of the date hereof, such outlook and the underlying assumptions may prove to be inaccurate. Accordingly, actual results could differ materially from the Company’s expectations as set forth herein.

In preparing the above outlook, management assumed, among other things, that the operators of the projects underlying the Company’s royalties will meet expected production milestones and forecasts for the applicable period and that operators of land agreements will elect to make all expected payments over the period. See “Forward-Looking Statements”.

Portfolio Update

●	Odyssey Project (3.0% NSR over the northern portion of the project): On June 20, 2023, Agnico Eagle Mines Limited (“Agnico Eagle”) provided an update on the Canadian Malartic Complex including the details of an updated internal study. The updated internal study outlined an improved production profile and opportunities to add production in years 2025 to 2028. Recent positive drill results in the Odyssey internal zones indicate the potential for further increases in production during the 2023-2028 transition period.

●	Côté Gold Project (0.75% NSR royalty over the southern portion of the project): On May 11, 2023, IAMGOLD Corporation (“IAMGOLD”) disclosed that, as of March 31, 2022, the Côté Gold Project was estimated to be approximately 80% complete. Additionally, on May 16, 2023, IAMGOLD disclosed a $400 million loan term financing deal with Oaktree Capital Management and outlined that construction of the large-scale, long life Côté Gold Project was on-track and on-budget to commence production in early 2024.

●	Ren Project (1.5% NSR royalty and 3.5% NPI): On May 3, 2023, Barrick Gold Corporation (“Barrick”) reported their first quarter results and mentioned significant financial investments in equipment and development including portals at Ren that will boost productivity and mineralization development, alongside a new paste plant at Goldstrike. On August 8, 2023, Barrick reported their second quarter results and outlined that exploration had progressed at significant brownfields opportunities at Carlin. Barrick further outlined that drilling continues to confirm potential discoveries across the exploration pipeline in the Nevada Complex.

●	Fenelon Gold Project (2.0% NSR royalty over the majority of the project): On June 26, 2023 Wallbridge Mining Company Limited (“Wallbridge”) delivered a positive Preliminary Economic Assessment (“PEA”) for the Fenelon Gold Project. The PEA outlined a 12.3 year mine life with average annual gold production of 212,000 ounces. For further information regarding the PEA, please refer to Wallbridge’s news release dated June 26, 2023.

●	Granite Creek Mine Project (10.0% NPI): On July 11, 2023, i-80 Gold Corp (“i-80”) provided a comprehensive update on its operations including development and exploration activities at Granite Creek. i-80’s disclosed that its focus has shifted to the Ogee Zone at Granite Creek with positive grade reconciliation, increased mining rates and increasing production. i-80 is also accelerating infrastructure development to access the high-grade South Pacific Zone as Granite Creek progresses towards full commercial production.

●	Whistler Gold-Copper Project (1.0% NSR): On May 30, 2023, U.S. GoldMining Inc. (“US GoldMining”) announced that following the successful completion of its initial public offering in April 2023 which raised gross proceeds of US$20 million, US GoldMining has approved its 2023 exploration program and budget for the Whistler gold-copper project. It further disclosed that Phase 1 of its inaugural exploration program has commenced with field crews undertaking rehabilitation work on the existing camp which will enable the commencement of core drilling, mine engineering and environmental baseline studies later in the 2023 summer field season.

Royalty Generation Model Update

The Company’s Royalty Generator Model had a productive quarter with two new royalties during the quarter. The Company has now generated 37 royalties since the acquisition of Ely Gold Royalties in 2021 through this model. Details of the new royalties generated during the quarter are as follows:

●	The Quarter Horse property was sold to First Majestic with Gold Royalty retaining a 0.75% NSR royalty over the property.

●	The Goldfield West property was sold to Centerra Gold Inc with Gold Royalty retaining a 2.0% NSR royalty over the property.

The Company currently has 31 properties for land agreements and 7 properties under lease and expects to generate $3.2 million in land agreement proceeds in 2023 assuming all land option agreements are exercised. The model continues to be a low-cost portion of the business with only $81,000 spent on mineral interests maintenance expense during the first half of 2023.

Investor Webcast

An investor webcast will be held on Friday, August 11, 2023 starting at 10:00 am ET (7:00 am PT) to discuss these results. Management will be providing an update to interested stakeholders on the Company’s quarterly results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the investor webcast, please click the link below: https://www.bigmarker.com/vid-conferences/GoldRoyaltyCorp-TownHallForum-Q2Results

A replay of the webcast will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s interests, please refer to the disclosures of the operators thereof, including the news releases and reports referenced herein. Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future Total Revenues and Land Agreement Proceeds and expected future cash flows; the proposed acquisition on a royalty on portions of the Cozamin mine; expectations regarding the development of the projects underlying the Company’s royalty interests, including the estimates of the operators thereof their timing and ability to achieve production; and expectations regarding the Company’s growth and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, the ability of the parties to the Cozamin transaction to satisfy the conditions to completion of such transaction and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, any inability to satisfy the conditions to the completion of the proposed Cozamin transaction, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2022 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

The Company has included, in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share; (ii) GEOs; (iii) Total Revenue and Land Agreement Proceeds; and (iv) Cash Operating Expenses which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

●	Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted Net Loss is calculated by adding land agreement proceeds credited against mineral properties and deducting the following from net income: Transaction related and non-recurring general administrative expenses1, share of (gain)/loss and dilution gain in associate, impairment, changes in fair value of derivative liabilities and short-term investments, gain on disposition of short-term investments, gain on loan modification, foreign exchange gain/(loss), other income/(expense) and land agreement proceeds credited against mineral properties. Adjusted Net Loss Per Share, basic and diluted have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. The Company included this information as management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted for the periods indicated:

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(2,496)	(3,438)	(5,579)	(5,826)
Land agreement proceeds credited against mineral properties	89	117	1,292	1,238
Transaction related and non-recurring administrative expenses	176	575	635	1,535
Share of (income)/loss in associate	(350)	47	(222)	155
Dilution income in associate	(12)	(20)	(12)	(100)
Impairment of royalty	—	—	—	3,821
Change in fair value of derivative liabilities	(9)	(2,836)	(239)	(4,634)
Change in fair value of short-term investments	135	3,627	77	(248)
Loss on Loan modification	—	—	249	—
Foreign exchange (gain)/loss	59	3	107	(10)
Other income	(79)	(111)	(113)	(115)
Adjusted Net Loss	(2,487)	(2,036)	(3,805)	(4,184)
Weighted average number of common shares	144,560,621	134,372,502	144,425,846	134,196,906
Adjusted Net Loss Per Share, basic and diluted	(0.02)	(0.02)	(0.03)	(0.03)

●	GEOs

Total GEOs are determined by dividing revenue by the following average gold prices:

	Units	Average Gold Price
Three months ended June 30, 2022	(US$/oz)	1,850
Three months ended June 30, 2023	(US$/oz)	1,978
Six months ended June 30, 2022	(US$/oz)	1,850
Six months ended June 30, 2023	(US$/oz)	1,933

1 Transaction related and non-recurring general administrative expenses are a supplementary financial measure comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and six months ended June 30, 2023, transaction related and non-recurring administrative expenses related primarily to professional fees related to changing the Company’s fiscal year-end, tax restructuring following the completion of corporate transactions, establishing a dividend reinvestment and finance programs and select corporate development activities and in the same periods of 2022, related primarily to consulting fees and professional fees associated with corporate transactions.

●	Total Revenue and Land Agreement Proceeds reconciliation

Total Revenue and Land Agreement Proceeds are determined by adding land agreement proceeds credited against mineral properties to total revenue. The Company has included this information as management believes certain investors use this information to evaluate the Company’s performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue and Land Agreement Proceeds to total revenue for the three and six months ended June 30, 2023 and 2022, respectively:

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Royalty	399	1,727	633	1,986
Advance minimum royalty	25	25	356	313
Land agreement proceeds	133	272	1,538	1,484
Total Revenue and Land Agreement Proceeds	557	2,024	2,527	3,783
Land agreement proceeds credited against mineral properties	(89)	(117)	(1,292)	(1,238)
Revenue	468	1,907	1,235	2,545

●	Cash Operating Expenses

Cash Operating Expenses is determined by excluding the impact of non-cash expenses, revenue, other income and tax recovery. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to Cash Operating Expenses.

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(2,496)	(3,438)	(5,579)	(5,826)
Non-cash expenses, revenue, other income and tax recovery:
Revenue	(468)	(1,907)	(1,235)	(2,545)
Other income	(79)	(111)	(113)	(115)
Depletion	204	1,037	321	1,525
Depreciation	16	21	37	36
Share-based compensation	828	705	1,708	1,851
Share of (income)/loss in associate	(350)	47	(222)	155
Dilution income in associate	(12)	(20)	(12)	(100)
Impairment of royalty	—	—	—	3,821
Change in fair value of derivative liabilities	(9)	(2,836)	(239)	(4,634)
Change in fair value of short-term investments	135	3,627	77	(248)
Loss on Loan modification	—	—	249	—
Foreign exchange (gain)/loss	59	3	107	(10)
Interest expense	328	269	622	374
Tax recovery/(expense)	22	(15)	(66)	(667)
Cash Operating Expenses	(1,822)	(2,618)	(4,345)	(6,383)